SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(3) of the
        Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

                                       OR

[_] Transition report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934
For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                            Savings & Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085

REQUIRED INFORMATION
                                                                          Page

A.  Financial Statements and Schedules

      Independent Auditors' Report                                           3

      Statements of Net Assets Available for Plan
          Benefits as of December 31, 1999 and 1998                          4

      Statements of Changes in Net Assets Available for
         Plan Benefits for the Years Ended December 31, 1999 and 1998        5

       Notes to Financial Statements

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MESTEK, INC.
                                  SAVINGS & RETIREMENT PLAN

Date:  June 30, 2000              /s/:  Jack E. Nelson
                                  --------------------------------------------
                                  Jack E. Nelson
                                  Vice President-Human Resources

               Consent of Independent Certified Public Accountants

We have issued our report dated June 2, 2000, accompanying the financial statements of Mestek, Inc. Savings and Retirement Plan contained in the annual report on Form 11-K for the year ended December 31, 1999. We hereby consent to the incorporation by reference of said report in the Mestek, Inc. Savings and Retirement Plan Registration Statement on Form S-8.

GRANT THORNTON  LLP


Boston, Massachusetts
June 27, 2000

Ms. Karen L. McLaughlin
Corporate Tax Manager
Mestek, Inc.
260 North Elm Street
Westfield, MA 01085

Dear Karen:

Enclosed please find two draft copies of the financial statements for the Mestek, Inc. Savings and Retirement Plan and the Mestek, Inc. Retirement Savings Plan for the year ended December 31, 1999.

We look forward to your comments and suggestions on the drafts.

Very truly yours,



John S. Quinn
Partner

JSQ/ab
Encs.

Ms. Karen L. McLaughlin
Corporate Tax Manager
Mestek, Inc.
260 North Elm Street
Westfield, MA 01085

Dear Karen:

Enclosed please find five bound and one unbound copies of the financial statements of the Mestek, Inc. Savings and Retirement Plan, Mestek, Inc. Retirement Savings Plan, Mestek, Inc. Profit Sharing Plan and Mestek, Inc. Salaried Medical Plan (VEBA) for the year ended December 31, 1999. A report letter describing the scope of our work is included with each set of financial statements.

Very truly yours,



/s/ JOHN S. QUINN
John S. Quinn
Partner

JSQ/do
Encs.

                              Mestek, Inc. Savings

                               and Retirement Plan

                            Financial Statements and

                              Report of Independent

                          Certified Public Accountants

                                December 31, 1999

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Table of Contents
December 31, 1999

                                                                           Page

Report of Independent Certified Public Accountants..........................3


Financial Statements

         Statement of Net Assets Available for Benefits......................4

         Statement of Changes in Net Assets Available for Benefits...........5

         Notes to Financial Statements.......................................6

               Report of Independent Certified Public Accountants

Plan Administrator

Mestek, Inc. Savings and Retirement Plan

                  We have audited the accompanying statement of net assets available for benefits of Mestek, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, such financial statements present fairly, in all material respects, the statement of net assets available for benefits of the Plan as of December 31, 1999, and the change in the statement of net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

GRANT THORNTON LLP


Boston, Massachusetts
June 2, 2000

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 1999

                                                         Non-
                                         Participant     Participant
                                         Directed        Directed        Total

ASSETS

Investments, at fair value (note B):

MassMutual Pooled Separate Accounts

Core equity fund                        $7,329,287    $4,573,552     $11,902,839
Small company fund                       1,062,101     3,172,120       4,234,221
Balanced fund                            1,862,504         -           1,862,504
Intermediate bond fund                     386,192         -             386,192
Mestek stock fund                           14,983         -              14,983
Indexed equity                           2,206,787         -           2,206,787
Notes receivable from participants       1,068,941       454,235       1,523,176
                                        -----------   ------------   -----------
                                        13,930,795     8,199,907      22,130,702

Investments, at contract value
        (notes B and E):
MassMutual Life Insurance Company
Investment Contract                     13,055,030     7,111,065      20,166,095
                                        ----------    ----------      ----------

Total investments                       26,985,825    15,310,972      42,296,797
                                        ----------    ----------      ----------

Receivables:
Participants' contributions                211,287         -             211,287
Employer's contributions                    39,096     1,182,612       1,221,708
                                        ----------    ----------       ---------

Total receivables                          250,383     1,182,612       1,432,995
                                        ----------    ----------       ---------

NET ASSETS AVAILABLE FOR
BENEFITS                               $27,236,208   $16,493,584     $43,729,792
                                        ==========    ==========      ==========

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 1999


                                                        Non-
                                         Participant    Participant
                                         Directed       Directed       Total

Additions

Additions to net assets attributed to:
 Contributions:
  Participants                           $2,618,063          -        $2,618,063
  Employer                                  460,262     1,367,767      1,828,029
  Rollover                                  233,287          -           233,287

Investment income                           785,878       310,451      1,096,329
                                          ---------     ---------      ---------

Total additions                           4,097,490     1,678,218      5,775,708

Deductions
Deductions from net assets attributed to:

Benefits paid to participants            1,113,703      1,271,158      2,384,861
Miscellaneous expenses                      32,992         24,519         57,511
                                         ---------      ---------      ---------

Total deductions                         1,146,695      1,295,677      2,442,372
                                         ---------      ---------      ---------

NET INCREASE                             2,950,795        382,541      3,333,336

Net assets available for benefits:
Beginning of year                       24,285,413     16,111,043     40,396,456
                                        ----------     ----------     ----------

End of year                            $27,236,208    $16,493,584    $43,729,792
                                        ==========     ==========     ==========

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 1999


NOTE A - DESCRIPTION OF PLAN

   The following description of Mestek, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

       The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. ("the Company"). The Plan has two components, a profit sharing account and a 401(k) account. The Plan covers salaried or hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Amendment

       In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan (or if less, the maximum percentage under ERISA) may be invested in "Company Stock".

     Contributions

       A.  401(k) Account

           Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

           Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within legal limits.

           The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This contribution is limited to the first 6% deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee's annual compensation. The Company does not match any amounts relating to nondeductible voluntary contributions. Contributions are funded on a current basis.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

       B.  Profit Sharing Account

           On an annual basis, the Company determines whether to make a Profit Sharing contribution and how much to contribute. Currently, the Company contributes 3% of employee gross salary for all eligible, active employees employed on the last day of the year.

     Participant Accounts

       Each   participant's   account  is   credited   with  the   participant's
       contribution,   the  Company's   contribution  and  allocations  of  plan
       earnings. Plan earnings are allocated based on account balances by fund.

     Vesting

       Participants are immediately vested in their deferred salary contributions and voluntary contributions plus actual earnings thereon.
       Vesting in the Company contribution portion of an individual participant's account is based on the following schedule:

         Years of Service                                      Percentage

                3                                                  20%
                4                                                  40%
                5                                                  60%
                6                                                  80%
                7 or more                                         100%

     Forfeitures

       A.  401(k) Account

             Forfeitures  are applied  first to reduce  expenses  related to the
             administration   of  the   Plan   and   then  to   reduce   Company
             contributions.

       B.  Profit Sharing Account

             Forfeitures  are reallocated  among  Participants in the ratio that
             the   compensation   of  each   Participant   bears  to  the  total
             compensation of all Participants.

     Notes Receivable from Participants

       Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

     Investments

       A.  401(k) Account

           Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in Pooled Separate Accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system.

     B.  Profit Sharing Account

         Assets are invested at the discretion of the Plan Trustees.

         The following is a description of each investment option:

         The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.4% for fiscal year 1999). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

         The Core Equity Fund invests primarily in common stocks of large, well established companies.

         The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

         The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

         The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

         The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

         The Mestek Stock Fund is invested in the common stock of Mestek, Inc.

       Included in investment income in 1999 is interest and dividends of $1,270,533 and realized and unrealized losses on investments of $174,204.



MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 1999


Schedule of Changes in Net Assets Available for Benefits by Fund (Participant Directed)
-------------------------------------------------------------------------------------------------------------------

                                                                                                   Notes
                   Investment                Small                  Indexed     Inter     Mestek   Receivable
                   Contract     Core         Company    Balanced    Equity      mediate   Stock    From Parti-
                   Fund         Equity Fund  Fund       Fund        Fund        Bond Fund Fund     cipants     Other     Totals

Contributions

Participants         $826,654     $817,010    $190,834    $304,719    $156,052  $105,465   $6,042       -      $211,287   $2,618,063
Employer              144,263      147,690      35,841      42,807      29,680    19,473    1,412       -        39,096      460,262
Rollover               40,985       67,835      19,099      52,019      28,413    18,343    6,593       -          -         233,287

Investment Income     736,266     (196,089)     (4,262)    (19,838)    188,905   (10,031)     363      90,564      -         785,878
                    ---------   ----------   ---------    --------   ---------   --------  ------     -------   -------  -----------

Total additions     1,748,168      836,446     241,512     379,707     403,050   133,250   14,410      90,564   250,383    4,097,490

Deductions to net assets
attributed to:
Benefits paid to
participants          565,555      335,828      34,558     121,584      11,921    44,257      -         -          -       1,113,703
Miscellaneous expenses 27,758        3,340         553         752         178       411      -         -          -          32,992
                     ---------   ---------    --------    --------   ---------    ------   ------    --------   -------    ---------

Total deductions       593,313     339,168      35,111     122,336      12,099    44,668      -         -          -       1,146,695
                     ---------   ---------    --------    --------   ---------    ------   ------    --------   -------    ---------

Net increase prior to
interfund transfers  1,154,855     497,278     206,401     257,371     390,951    88,582   14,410      90,564   250,383    2,950,795
Interfund
 transfers (net)       861,426  (1,675,368)   (250,578)   (366,943)  1,815,836   (97,795)     573     (74,001) (213,150)       -
                     ---------   ---------    ---------   ---------  ---------    -------  ------    ---------  -------    ---------

NET INCREASE
(DECREASE)           2,016,281  (1,178,090)    (44,177)   (109,572)  2,206,787    (9,213)  14,983      16,563    37,233    2,950,795

Net assets available
 for benefits:

Beginning of year   11,038,749   8,507,377   1,106,278   1,972,076      -        395,405      -     1,052,378   213,150   24,285,413
                    ----------   ---------   ---------   ---------   ---------   -------   ------   ---------   -------   ----------

End of year        $13,055,030  $7,329,287  $1,062,101  $1,862,504  $2,206,787  $386,192  $14,983  $1,068,941  $250,383  $27,236,208
                    ==========   =========   =========   =========   =========   =======   ======   =========   =======   ==========


MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

     Withdrawals

       Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

     Payment of Benefits

       Upon death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) with $5,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant's vested account balance, deferred annuity or for assets to remain in the Plan. Additional options are available under the Plan upon retirement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

     Basis of Accounting

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investment Valuation

       The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note E).

     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

     Expenses

       Administrative costs paid for by the Company are not included in the accompanying financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 1999


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     Insurance

       In prior years, participants had the ability to purchase individual life insurance policies through the Plan and pay for the premiums with vested benefit amounts. The Plan no longer allows for the purchase of new policies, but existing policyholders may continue to hold and fund such a policy. The remaining policies are allocated insurance contracts and, accordingly, the cash surrender value of such policies has been excluded from Plan assets.

     Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - TAX STATUS

   Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

NOTE D - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 1999


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses.